UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

2 Kaplan St.

Tel Aviv 6473403, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CONTENTS

On September 17, 2024, the Israel Securities Authority and the Israel Tax Authority conducted a search of Hub Cyber Security Ltd.’s (the “Company”) office in the context of investigating former and current officers in connection with suspicions regarding violations of securities, penal and tax laws. To the Company’s best knowledge, the suspicions are related, among other things, to the subject matter of the previously reported internal investigation conducted by the special committee appointed by the Company’s board of directors in April 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: September 18, 2024	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

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